LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

   Admitted in California

Friday May 20, 2005

Via Edgar and Overnight Courier

Mail Stop 0511

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   ___Pamela A. Long – Assistant Director

RE:

Major Creations Inc.

Registration Statement on Form SB-2

File Number: 333-122870

Filed: March 16, 2005

Dear Ms. Long:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to Major Creations Inc.’s registration statement on Form SB-2/A.

Below are the comments from your comment letter regarding Major Creations’ Form SB-2/A filing, each followed by Major Creations’ responses thereto.

General

Comment

1. Please revise to explain in more detail how your founders, officers and directors became engaged in your proposed business to retail vintage styled small diesel compact tractors.

Response

We have added disclosure under the fourth paragraph of Item 3 in response to this comment.

Prospectus Cover Page

Comment

2. Briefly state here the purpose of this public offering and your reasons for choosing this manner of financing your operations.

Response

We have added the disclosures requested by this comment.

Risk Factors, Page 5

Comment

3. Please add a risk factor discussing that management will have broad discretion in allocating any offering proceeds.

Response

We are not sure why this risk factor is requested, primarily due to the fact that we have provided a relatively specific and precise Use of Proceeds based on the level of the offerings success. Therefore, we do not believe that it would be accurate to state that management has “broad discretion” over allocation of the proceeds.

Comment

4. Please add a risk factor that addresses the fact that your officers and directors will own a majority of your common stock after the offering, which would impact shareholders ability to affect corporate change.

Response

We have added the disclosure requested by this comment.

Volume of Sales May Be Insufficient… Page 5

Comment

5. We note that you statement that you anticipate a gross profit margin of less than 10%. Please explain to us your basis for this statement. Also, please explain your statement in the next risk factor that you may be required to sell your product with a gross profit of less that 5%.

Response

We have revised both risk factors noted by this comment.

Item 8. Plan of Distribution, Page 10

Comment

6. You state that your officers and directors intend to contact people they know from previous business relationships “in connection with their efforts to sell the securities offered by this prospective (sic).” What do you mean by “previous business relationships” and “in connection with”? Please more fully disclose your plan of distribution in accordance with Item 508(c) of Regulation S-B. Describe the officers’ and directors’ anticipated selling efforts. To whom will they market the shares? What we are looking for is a more detailed explanation of how the individuals will undertake their selling efforts. Please advise us supplementally if you intend to directly market the shares to potential customers, friends, etc.? How do they plan to market the shares? For example, will they personally solicit people or conduct mass mailing?

Response

We have drafted further disclosure in the section as requested by this comment.

Comment

7. In addition, you state that you may employ services of an agent or intermediary. Have you entered into any agreements with agents, finders or intermediaries? Please advise us supplementally. We may have further comment based on your response.

Response

Major Creations does not have any written or verbal agreements or understandings with any agents, finders or intermediaries. Major Creations’ management believes that it might at some future time consider use of the services such agents etc. and has therefore made a similar statement in the registration statement.

Item 13. Interest of Named Experts and Counsel, Page 13

Comment

8. We note your statement that Alexander H. Walker, III, has issued  an opinion on the validity of the shares offered by this prospectus, which has been filed as an Exhibit to this prospectus with Mr. Walker’s consent. Please file this opinion with your next amendment. Also, please provide the address of counsel who will pass on the validity of the securities covered by your registration statement. Please refer to paragraph 23 of Schedule A to the Securities Act.

Response

The legal opinion of Mr. Walker has been filed as an Exhibit to Amendment No. 1 and we apologize for the misstatement in the original SB-2. Mr. Walker’s address has been added in the section of the prospectus that is the subject of this comment.

Item 16. Description of Business, Page 14

Competition and Competitive Strategy, Page 15

Comment

9. We note your statements that there are numerous sellers of new lawn and garden compact tractors and mowers and that several individuals in Western Canada are restoring antique tractors. Please revise this section to provide a better idea of your industry and its competitive conditions. Clarify whether you face competition in your particular business niche. If so, please disclose whether and how many competitors you have that refurbish new tractors to provide an antique look, their geographic location, names, years in the business and percentage of the market.

Response

We have added disclosure in this section that Major Creations has not located any company providing new tractors with an antique look.

Distribution, Page 15

Comment

10. We note your intention to use your planned web site to promote your products. Please disclose whether this web site will enable order processing or simply provide information about your product.

Response

We have added the disclosure requested by this comment.

Comment

11. Please disclose your distribution methods and their costs. For instance, disclose whether you will ship your tractors to customers or have them retrieved at your facilities.

Response

We have added a sentence that we will only facilitate delivery, at the customers cost.

Sources and Availability of Products and Supplies, Page 15

Comment

12. We note that you have identified certain suppliers of tractors in Canada and internationally and assessed the cost effectiveness of purchasing from each. Please provide a more detailed discussion of the costs and benefits of the different supplying options.

Response

We have added disclosure to this section to this section as requested.

Comment

13. Please disclose the sources of the add-on products to be used in your design process and the availability of supply.

Response

We have added disclosure to this section as requested.

Employees, Page 16

Comment

14. We note that your employees will be responsible for all duties in your business plan. To the extent practicable, describe the duties that each of your officers and directors will undertake in furtherance of your business plan. In this regard, we note that one of expenditure line items in the plan of operations is for consultation and training with industry experts. Discuss each employee’s experience with the manufacturing process contemplated by your plan of operation and the level of training and consultation will be necessary.

Response

We have added further disclosure regarding duties of the officers and directors in response to this comment.

Item 17. Plan of Operation, Page 16

Comment

15. Please discuss your plan of operations for the next twelve months in greater detail as required by Item 303(a) of Regulation S-B. Include more detailed milestones to your business plan, taking the company to the point of generating first revenues, the costs associated with each milestone, and the employees responsible for each aspect of the business plan. Currently, it appears that your plan of operation assumes you raise the maximum amount in this offering.  Please revise the disclosure to indicate the impact on your plan of operations if you raise less than the maximum amount in this offering and fail to raise additional funds by other means.

Response

We have added extensive disclosure in response to this comment.

Comment

16. Please provide a basis for your belief that it will take 2-3 months to raise funds in this offering necessary to effectuate your business plan.

Response

We have deleted the statement referenced by this comment.

Comment

17. Because you believe it will take 2-3 months to raise the funds necessary to complete your business plan, please reconcile this with your desire to be ready for the spring farms shows starting in late March.

Response

Please see our response to comment # 16 above. We have deleted the statement regarding farm shows in late March.

Comment

18. We note your statement that with the purchase of four tractors you would be considered a dealer by the manufacturer and so would be able to pass on the manufacturer’s warrantee to your customers.  Please disclose the basis for this expectation. For instance, would you be required to enter into a separate agreement with the manufacturer or is the purchase of a certain number of tractors contemplated in the warrantee? Please clarify this point.

Response

We have added disclosure in the seventh paragraph of this section.

Comment

19. Because your proposed web site will be a means to promote your business, please disclose whether the costs of web site development and/or marketing listed in your table include those costs associated with web marketing. For instance, discuss any plans and costs involved with listing your site with internet search engines. Also, disclose whether customers will be able to place orders through your site.

Response

We have broken out the costs of website development in the revised table of Expenditures.

Comment

20. We note that rather than purchasing the tools and machines yourselves, you will have wheel modification done in a machine shop for the first year. Please identify the third party shop you will be using and clarify the roles your employees will play in wheel modification, if any. If you have entered into an agreement with this third party shop, please file that agreement or tell us why the agreement does not constitute a material agreement.

Response

We have added disclosure that there are numerous machine shops that could provide this service, but none have been chosen and no agreements have been entered into.

Expenditures, Page 18

Comment

21. Please explain the first and second charts in this section. Do the totals assume raising a certain amount below the maximum offering proceeds? Please reconcile this with the line items in your use of proceeds table. For instance, marketing and promotion is estimated at $2,000 in your first chart but $3,000 in your use of proceeds table under 25% scenario.

Response

We have added disclosure before each chart to explain their respective meanings. We have also reconciled the line items

Signatures

Comment

22. Your chief accounting officer or controller must sign the registration statement and be identified on your signature page.

Response

Major Creation’s principal financial officer has signed Amendment No. 1 to the registration statement.

We look forward to receiving any comments that you may have regarding Amendment No. 1 to this registration statement and working towards an effective date.

Sincerely,

/s/  W. SCOTT LAWLER

W. Scott Lawler, Esq.